Exhibit 21.1

SUBSIDIARIES OF FUND.COM INC.

December 31, 2009

LEGAL NAME	JURISDICTION OF INCORPORATION/FORMATION
Fund.com Technologies, Inc.	Delaware
Fund.com Managed Products, Inc., and its subsidiary Fund.com Capital, Inc.	Delaware
AdvisorShares Investments LLC	Delaware
Whyte Lyon Socratic, Inc.	Delaware